EXHIBIT 99.1

Centerra Gold Reports Second Quarter 2024 Results; Consistent Operating Performance; Continued Return of Capital to Shareholders

All figures are in United States dollars. All production figures reflect payable metal quantities and are on a 100% basis, unless otherwise stated. For references denoted with NG, refer to the “Non-GAAP and Other Financial Measures” disclosure at the end of this news release for a description of these measures.

TORONTO, Aug. 01, 2024 (GLOBE NEWSWIRE) -- Centerra Gold Inc. (“Centerra” or the “Company”) (TSX: CG and NYSE: CGAU) today reported its second quarter 2024 operating and financial results.

President and CEO, Paul Tomory, commented, “Centerra delivered another quarter of solid operating performance and maintained consistent cash flow from operations before changes in working capital and income taxes paid, with year-to-date production and costs in line with our guidance. We ended the second quarter with cash and cash equivalents of $592 million after making routine statutory tax and royalty payments in Türkiye totalling $105 million. We remained active on share buybacks and declared a quarterly dividend, delivering on our disciplined approach of returning capital to shareholders.

“Looking ahead, later this summer we expect to announce our integrated strategy for the Molybdenum Business Unit, including results of a feasibility study on the restart of the Thompson Creek mine and the details of an optimized commercial model at Langeloth. Additionally, we expect to publish an initial resource estimate at Goldfield by the end of 2024 and a preliminary economic assessment in the first half of 2025 illustrating future potential at Mount Milligan. Our production, cost and capital expenditure guidance for 2024 is unchanged. We continue to deliver on our value maximizing strategy, focused on realizing the full potential of each of Centerra’s assets,” concluded Mr. Tomory.

Second Quarter 2024 Highlights

Operations

  Production: Consolidated gold production of 89,828 ounces, including 38,609 ounces from the Mount Milligan Mine (“Mount Milligan”) and 51,219 ounces from the Öksüt Mine (“Öksüt”). Copper production in the quarter was 13.5 million pounds.
  Sales: Second quarter 2024 gold sales of 83,258 ounces at an average realized gold priceNG of $2,097 per ounce and copper sales of 11.7 million pounds at an average realized copper priceNG of $3.79 per pound. The average realized gold and copper prices include the impact of the Mount Milligan streaming agreement.
  Costs: Consolidated gold production costs were $870 per ounce and all-in sustaining costs (“AISC”) on a by-product basisNG were $1,179 per ounce for the quarter.
  Capital expendituresNG: Additions to property, plant, and equipment (“PP&E”) and sustaining capital expendituresNG were $37.9 million and $30.6 million, respectively. Sustaining capital expendituresNG in the second quarter 2024 included step-out capital for the tailings storage facility, equipment overhauls, projects related to water sourcing and access, and in-pit capital exploration at Mount Milligan, as well as capitalized stripping and expansions at the heap leach pad and waste rock dump at Öksüt.

Financial

  Net earnings: Second quarter 2024 net earnings were $37.7 million, or $0.18 per share, and adjusted net earningsNG were $46.4 million or $0.23 per share. Adjustments to net earnings included $7.4 million of unrealized loss on the financial asset related to the additional agreement with Royal Gold, $5.5 million of unrealized foreign currency exchange gains and $5.1 million of reclamation provision revaluation recovery. For additional adjustments refer to the “Non-GAAP and Other Financial Measures” disclosure at the end of this news release.
  Cash provided by operating activities and free cash flowNG: In the second quarter 2024, cash provided by operating activities before working capital and income taxes paid was $93.7 million, consistent with last quarter. Cash provided by operating activities was $2.6 million and free cash flowNG deficit was $27.0 million, impacted mainly by statutory tax and royalty payments at Öksüt.
  Cash and cash equivalents: Total liquidity of $992.4 million as at June 30, 2024, comprising a cash balance of $592.4 million and $400.0 million available under a corporate credit facility.
  Dividend: Quarterly dividend declared of C$0.07 per common share.

Other

  Share buybacks: Under Centerra’s normal course issuer bid (“NCIB”) program, the Company repurchased 1,439,700 common shares in the second quarter 2024, for the total consideration of $9.8 million.
  Thompson Creek Feasibility Study: In the second quarter of 2024, following environmental studies and regulatory reviews, Centerra obtained authorizations for additional lands at Thompson Creek mine, which will enable a proposed pit highwall layback. This approval is subject to a minor update to the reclamation plan and is a key first step in the overall permitting process. Work is progressing on a feasibility study to evaluate the restart of mining operations at the Thompson Creek mine. The Company expects to share results of the study in late summer of 2024, in conjunction with details of an optimized commercial model for Langeloth.

Highlights Subsequent to Quarter End

  Environmental, Social and Governance (“ESG”) Report: On July 18, 2024, Centerra published its 2023 ESG Report, which outlines the Company’s health, safety, environmental, social and governance performance for the year ended December 31, 2023. The report can be accessed on Centerra’s website at www.centerragold.com/sustainability.

Table 1 - Overview of Consolidated Financial and Operating Highlights

($millions, except as noted)	Three months ended June 30,			Six months ended June 30,
	2024	2023	% Change	2024	2023	% Change
Financial Highlights
Revenue	282.3	184.5	53%	588.2	411.0	43%
Production costs	162.5	153.5	6%	336.3	357.8	(6)%
Depreciation, depletion, and amortization ("DDA")	27.5	23.3	18%	60.8	41.8	45%
Earnings from mine operations	92.3	7.7	1099%	191.0	11.4	1575%
Net earnings (loss)	37.7	(39.7)	195%	104.1	(113.1)	192%
Adjusted net earnings (loss)(1)	46.4	(42.3)	210%	77.7	(95.1)	182%
Cash provided by (used in) operating activities	2.6	33.4	92%	102.0	(66.4)	254%
Free cash flow (deficit)(1)	(27.0)	10.6	(355)%	54.1	(95.3)	157%
Additions to property, plant and equipment (“PP&E”)	37.9	20.8	82%	53.2	28.8	85%
Capital expenditures - total(1)	36.3	22.5	61%	53.1	27.4	94%
Sustaining capital expenditures(1)	30.6	20.7	48%	46.8	25.6	83%
Non-sustaining capital expenditures(1)	5.7	1.8	217%	6.3	1.8	250%
Net earnings (loss) per common share - $/share basic(2)	0.18	(0.18)	200%	0.49	(0.52)	195%
Adjusted net earnings (loss) per common share - $/share basic(1)(2)	0.23	(0.20)	215%	0.36	(0.44)	182%
Operating highlights
Gold produced (oz)	89,828	61,622	46%	201,169	94,837	112%
Gold sold (oz)	83,258	48,155	73%	187,571	87,145	115%
Average market gold price ($/oz)	2,238	1,976	13%	2,203	1,932	14%
Average realized gold price ($/oz )(3)	2,097	1,532	37%	1,955	1,493	31%
Copper produced (000s lbs)	13,549	13,787	(2)%	27,880	27,142	3%
Copper sold (000s lbs)	11,705	12,831	(9)%	27,327	28,162	(3)%
Average market copper price ($/lb)	4.42	3.84	15%	4.12	3.95	4%
Average realized copper price ($/lb)(3)	3.79	2.56	48%	3.41	3.03	13%
Molybdenum sold (000s lbs)	2,675	3,030	(12)%	5,623	6,377	(12)%
Average market molybdenum price ($/lb)	21.79	21.23	3%	19.93	27.09	(26)%
Average realized molybdenum price ($/lb)	22.10	24.01	(8)%	21.25	29.08	(27)%
Unit costs
Gold production costs ($/oz)(4)	870	1,066	(18)%	802	1,085	(26)%
All-in sustaining costs on a by-product basis ($/oz)(1)(4)	1,179	1,711	(31)%	1,001	1,564	(36)%
All-in costs on a by-product basis ($/oz)(1)(4)	1,442	2,284	(37)%	1,191	2,205	(46)%
Gold - All-in sustaining costs on a co-product basis ($/oz)(1)(4)	1,260	1,656	(24)%	1,125	1,635	(31)%
Copper production costs ($/lb)(4)	2.47	2.28	8%	2.14	2.51	(15)%
Copper - All-in sustaining costs on a co-product basis – ($/lb)(1)(4)	3.21	2.77	16%	2.55	2.81	(9)%

(1)	Non-GAAP financial measure. See discussion under “Non-GAAP and Other Financial Measures”.
(2)	As at June 30, 2024, the Company had 213,175,964 common shares issued and outstanding.
(3)	This supplementary financial measure within the meaning of National Instrument 52-112 - Non-GAAP and Other Financial Measures Disclosure (“NI 51-112”) is calculated as a ratio of revenue from the consolidated financial statements and units of metal sold and includes the impact from the Mount Milligan Streaming Agreement, copper hedges and mark-to-market adjustments on metal sold not yet finally settled.
(4)	All per unit costs metrics are expressed on a metal sold basis.

2024 Outlook

There has been no change to the Company’s 2024 guidance metrics except the expected Öksüt Mine current income taxes were increased from a range of $54 to $60 million to a range of $64 to $70 million reflecting higher gold prices expected for the year. The Company’s full year 2024 outlook, as adjusted, and comparative actual results for the six months ended June 30, 2024 are set out in the following table:

	Units	2024 Guidance	Six months ended June 30, 2024
Production
Total gold production(1)	(Koz)	370 - 410	201
Mount Milligan Mine(2)(3)(4)	(Koz)	180 - 200	87
Öksüt Mine	(Koz)	190 - 210	114
Total copper production(2)(3)(4)	(Mlb)	55 - 65	28
Unit Costs(5)
Gold production costs(1)	($/oz)	800 - 900	802
Mount Milligan Mine(2)	($/oz)	950 - 1,050	1,017
Öksüt Mine	($/oz)	650 - 750	653
All-in sustaining costs on a by-product basisNG(1)(3)(4)	($/oz)	1,075 - 1,175	1,001
Mount Milligan Mine(4)	($/oz)	1,075 - 1,175	912
Öksüt Mine	($/oz)	900 - 1,000	879
Capital Expenditures
Additions to PP&E(1)	($M)	108 - 140	53.2
Mount Milligan Mine	($M)	55 - 65	19.6
Öksüt Mine	($M)	40 - 50	21.6
Total Capital ExpendituresNG(1)	($M)	108 - 140	53.1
Mount Milligan Mine	($M)	55 - 65	21.5
Öksüt Mine	($M)	40 - 50	20.1
Sustaining Capital ExpendituresNG(1)	($M)	100 - 125	46.8
Mount Milligan Mine	($M)	55 - 65	21.5
Öksüt Mine	($M)	40 - 50	20.1
Non-sustaining Capital ExpendituresNG(1)	($M)	8 - 15	6.3
Depreciation, depletion and amortization(1)	($M)	140 - 165	60.8
Mount Milligan Mine	($M)	90 - 100	32.4
Öksüt Mine	($M)	45 - 55	26.8
Income tax and BC mineral tax expense(1)	($M)	65 - 75	46.4
Mount Milligan Mine	($M)	1 - 5	1.6
Öksüt Mine	($M)	64 - 70	44.8
  Consolidated Centerra figures.
  The Mount Milligan Mine is subject to an arrangement with RGLD Gold AG and Royal Gold Inc. (together, “Royal Gold”) which entitles Royal Gold to purchase 35% and 18.75% of gold and copper produced, respectively, and requires Royal Gold to pay $435 per ounce of gold and 15% of the spot price per metric tonne of copper delivered (“Mount Milligan Mine Streaming Agreement”). Using an assumed market gold price of $2,200 per ounce and a blended copper price of $4.25 per pound for the second half of 2024, Mount Milligan Mine’s average realized gold and copper price for the remaining two quarters of 2024 would be $1,578 per ounce and $3.32 per pound, respectively, compared to average realized prices of $1,955 per ounce and $3.41 per pound in the six-month period ended June 30, 2024, when factoring in the Mount Milligan Streaming Agreement and concentrate refining and treatment costs. The blended copper price of $4.25 per pound factors in copper hedges in place as of June 30, 2024.
  Gold and copper production for the second half of the year at the Mount Milligan Mine assumes estimated recoveries of 63% to 65% for gold and 76% to 78% for copper compared to actual recoveries for gold of 65.1% and for copper of 76.5% achieved in the first six months of 2024. The Company estimates full year recoveries of 64% for gold and 78% for copper.
  Unit costs include a credit for forecasted copper sales treated as by-product for all-in sustaining costsNG and all-in costsNG. Production for copper and gold reflects estimated metallurgical losses resulting from handling of the concentrate and metal deductions levied by smelters.
  Units noted as ($/oz) relate to gold ounces and ($/lb) relate to copper pounds.

Molybdenum Business Unit

(Expressed in millions of United States dollars)	2024 Guidance	Six months ended June 30, 2024
Langeloth Facility
Loss from operationsNG(1)	(5) - (15)	(4.9)
DD&A Expense	5 - 10	1.6
Cash (used in) provided by operations before changes in working capital	(5) - 0	(3.3)
Changes in Working Capital	(20) - 20	5.0
Cash (Used in) Provided by Operations	(25) - 20	1.7
Sustaining Capital ExpendituresNG	(5) - (10)	(3.7)
Free Cash Flow (Deficit) from OperationsNG(2)	(30) - 10	(2.0)
Thompson Creek Mine(2)
Project Evaluation Expenses(3)	(17) - (20)	(13.7)
Care and Maintenance Expenses - Cash	(1) - (3)	(1.6)
Cash (used in) provided by operations before changes in working capital	(18) - (23)	(15.3)
Changes in Working Capital	—	1.1
Cash Used in Operations	(18) - (23)	(14.2)
Non-sustaining Capital ExpendituresNG	(7) - (12)	(2.1)
Free Cash Flow (Deficit) from OperationsNG	(25) - (35)	(16.3)
Endako Mine
Care and Maintenance Expenses	(5) - (7)	(1.8)
Reclamation Costs	(15) - (18)	(0.4)
Cash Used in Operations	(20) - (25)	(2.2)
  Additions to PP&E calculations for calculating Free Cash Flow (Deficit) from OperationsNG include only cash expenditures for PP&E additions.
  Relates to the original outlook range for the Thompson Creek Mine for the first six months of 2024 only. The difference between original guidance range and actual amount incurred for the six months ended June 30, 2024 is expected to be spent in the third quarter of 2024.
  Project evaluation expenses are recognized as expense in the consolidated statements of earnings (loss).

Project Evaluation, Exploration, and Other Costs

The Company’s 2024 outlook for the Goldfield Project, Kemess Project, corporate administration, and other exploration projects and comparative actual results for the six months ended June 30, 2024 are set out in the following table:

(Expressed in millions of United States dollars)	2024 Guidance	Six months ended June 30, 2024
Project Exploration and Evaluation Costs
Goldfield Project	9 - 13	3.8
Thompson Creek Mine(1)	17 - 20	13.7
Total Project Evaluation Costs	26 - 33	18.4
Brownfield Exploration(2)	17 - 22	4.3
Greenfield and Generative Exploration	18 - 23	13.8
Total Exploration Costs(2)	35 - 45	18.1
Total Exploration and Project Evaluation Costs	61 - 78	36.5
Other Costs
Kemess Project(3)	19 - 25	6.3
Corporate Administration Costs	37 - 42	20.8
Stock-based Compensation	8 - 10	3.3
Other Corporate Administration Costs	29 - 32	17.5
  Outlook range for the Thompson Creek Mine relates to the first six months of 2024 only.
  Total exploration costs include capitalized exploration costs at the Mount Milligan Mine of $1.0 million for the six months ended June 30, 2024.
  Kemess Project costs include care and maintenance costs as well as reclamation costs included in the reclamation provision as at June 30, 2024.

Mount Milligan

Mount Milligan produced 38,609 ounces of gold and 13.5 million pounds of copper in the second quarter of 2024. Mining activities were carried out in phases 5, 6, 7, and 9 of the open pit. A total of 12.3 million tonnes were mined in the second quarter of 2024. Process plant throughput for the second quarter of 2024 was 5.3 million tonnes, averaging 58,520 tonnes per day. Gold sales were down 30% and copper sales were down 25% compared to last quarter. As previously disclosed, the lower sales volumes were anticipated due to the timing of shipments. Both gold and copper sales are expected to increase in the second half of 2024, contributing approximately 60% of annual sales. 2024 guidance metrics at Mount Milligan remain unchanged.

Gold production costs in the second quarter 2024 were $1,102 per ounce. AISC on a by-product basisNG was $1,234 per ounce, higher than last quarter due to lower sales (as noted above) and higher sustaining capital expenditures.

In the second quarter 2024, sustaining capital expenditures at Mount Milligan were $17.4 million, focused on the tailings storage facility, equipment overhauls, projects related to water sourcing and access, and in-pit capital exploration.

Centerra continued to execute on its site-wide optimization program at Mount Milligan, initially launched in the fourth quarter 2023. The program is focused on a holistic assessment of occupational health and safety, as well as improvements in mine and plant operations. This program covers all aspects of the operation to maximize the potential of the orebody, setting up Mount Milligan for long-term success to 2035 and beyond. While the optimization program is still ongoing, year-to-date the Company has started to see productivity improvements in the load-haul cycle at the mine, as well as the unit processing costs related to recycling grinding media and maintenance efficiencies. In the first six months of 2024, milling costs were $5.60 per tonne processed, 12% lower than the first six months of last year. Due to the longer-term nature of the mining optimization initiatives, the Company expects to see improvements in mining costs per tonne in 2025.

In February 2024, Centerra announced that the Company has entered into an additional agreement with Royal Gold relating to Mount Milligan, which has resulted in a life of mine extension to 2035 and established favourable parameters for potential future mine life extensions. Work is progressing on a preliminary economic assessment (“PEA”) to evaluate the substantial mineral resources at the Mount Milligan mine with a goal to unlock additional value beyond its current 2035 mine life. The PEA is expected to be completed in the first half of 2025.

Öksüt

Öksüt produced 51,219 ounces of gold in the second quarter of 2024. Production was lower than last quarter due to processing most of the gold inventory that had accumulated in the previous year and seasonally significant precipitation leading to a minor amount of dilution to the pregnant gold solution which negatively affected gold recoveries. Mining activities were focused on phase 5 and phase 6 of the Keltepe pit and in phase 2 of the Güneytepe pit. A total of 3.9 million tonnes were mined and 1.1 million tonnes were stacked at an average grade of 1.12 g/t. The 2024 production guidance at Öksüt is unchanged, with approximately 40% to 45% of the annual production weighted to the second half of the year.

Gold production costs and AISC on a by-product basisNG for the second quarter 2024 at Öksüt were $729 per ounce and $943 per ounce, respectively. These costs were higher compared to last quarter primarily due to lower sales and higher royalty costs resulting from higher average realized gold prices. Öksüt’s gold production costs guidance and AISC on a by-product basisNG guidance for 2024 is unchanged. However, AISC on a by-product basisNG could exceed the guidance range if gold prices remain at current levels, due to resulting higher royalty rates.

In the second quarter 2024, sustaining capital expenditures at Öksüt were $8.8 million, focused on capitalized stripping, heap leach pad expansion and waste rock dump expansion.

In the second quarter of 2024, the Company made an annual royalty payment of $28.6 million and tax payments of $76.4 million to the Turkish government. However, cash flow from operations at Öksüt before statutory payments for tax and royalty remained consistent quarter-over-quarter.

Molybdenum Business Unit

In the second quarter 2024, the Molybdenum Business Unit sold 2.7 million pounds of molybdenum, generating revenue of $61.2 million with an average realized price of $22.10 per pound. As part of Centerra’s previously disclosed 2024 guidance, Langeloth underwent an acid plant maintenance shutdown in the second quarter 2024, which was completed on time and on budget. The site has returned to normal operations.

As part of Centerra’s strategy to maximize the value for each asset in its portfolio, the Company has recently completed a commercial optimization plan at Langeloth, geared at increasing profitability and evaluating its future potential. Details of the commercial optimization plan and the value potential at Langeloth will be announced in conjunction with the Thompson Creek Mine feasibility study in late summer of 2024.

In the second quarter of 2024, Thompson Creek continued early works in the main open pit area that are expected to continue through 2024. The costs of these activities are expected to be expensed until a limited notice to proceed is authorized by the Board of Directors, a matter to be considered following completion of the feasibility study.

While the current Thompson Creek mine permit authorizations support early works and certain activities defined under the limited notice to proceed, Centerra is advancing discussions with an inter-agency task force to obtain permit modifications for the full scope of an optimized mine plan, which includes additional land for the pit highwall layback under the jurisdiction of the U.S. Forest Service. This permitting work is building on the historical permits already in place. In the second quarter of 2024, following environmental studies and regulatory reviews Centerra obtained authorizations for additional lands at Thompson Creek, which will enable a proposed pit highwall layback. Due to strong collaboration and proactive support from federal and Idaho state regulatory agencies, Centerra received authorizations, subject to a minor update to the reclamation plan. This is a key first step in the overall permitting process. Thompson Creek is also proactively progressing environmental studies which should support future permitting of a second mine plan modification for additional waste rock quantities which is not required for several years.

Second Quarter 2024 Operating and Financial Results Webcast and Conference Call

Centerra invites you to join its 2024 second quarter conference call on Friday, August 2, 2024, at 9:00 a.m. Eastern Time. Details for the webcast and conference call are included below.

Webcast

  Participants can access the webcast at the following webcast link.
  An archive of the webcast will be available until the end of day on November 2, 2024.

Conference Call

  Participants can register for the conference call at the following registration link. Upon registering, you will receive the dial-in details and a unique PIN to access the call. This process will bypass the live operator and avoid the queue. Registration will remain open until the end of the live conference call.
  Participants who prefer to dial in and speak with a live operator can access the call by dialing 1-844-763-8274 or 647-484-8814. It is recommended that you call 10 minutes before the scheduled start time.
  After the call, an audio recording will be made available via telephone for one month, until the end of day September 2, 2024. The recording can be accessed by dialing 1-855-669-9658 or 412-317-0088 and using the access code 2059323. In addition, the webcast will be archived on Centerra’s website at: www.centerragold.com/investors/webcasts.
  Presentation slides will be available on Centerra’s website at www.centerragold.com.

For detailed information on the results contained within this release, please refer to the Company’s Management’s Discussion and Analysis ("MD&A") and financial statements for the quarter ended June 30, 2024, that are available on the Company’s website www.centerragold.com or SEDAR+ at www.sedarplus.ca.

About Centerra
Centerra Gold Inc. is a Canadian-based mining company focused on operating, developing, exploring and acquiring gold and copper properties in North America, Türkiye, and other markets worldwide. Centerra operates two mines: the Mount Milligan Mine in British Columbia, Canada, and the Öksüt Mine in Türkiye. The Company also owns the Goldfield Project in Nevada, United States, the Kemess Project in British Columbia, Canada, and owns and operates the Molybdenum Business Unit in the United States and Canada. Centerra's shares trade on the Toronto Stock Exchange (“TSX”) under the symbol CG and on the New York Stock Exchange (“NYSE”) under the symbol CGAU. The Company is based in Toronto, Ontario, Canada.

For more information:

Lisa Wilkinson
Vice President, Investor Relations & Corporate Communications
(416) 204-3780
lisa.wilkinson@centerragold.com

Lana Pisarenko
Senior Manager, Investor Relations
(416) 204-1957
lana.pisarenko@centerragold.com

Additional information on Centerra is available on the Company’s website at www.centerragold.com, on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.

Qualified Person

All scientific and technical information presented in this document has been prepared in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and National Instrument 43-101 and has been reviewed, verified, and compiled by Centerra’s geological and mining staff under the supervision of W. Paul Chawrun, Professional Engineer, member of the Professional Engineers of Ontario (PEO) and Centerra’s Executive Vice President and Chief Operating Officer, the qualified person for the purpose of National Instrument 43-101.

Caution Regarding Forward-Looking Information

This document contains or incorporates by reference “forward-looking statements” and “forward-looking information” as defined under applicable Canadian and U.S. securities legislation. All statements, other than statements of historical fact, which address events, results, outcomes or developments that the Company expects to occur are, or may be deemed to be, forward-looking statements. Such forward-looking information involves risks, uncertainties and other factors that could cause actual results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as “believe”, “continue”, “expect”, “evaluate”, “finalizing”, “forecast”, “goal”, “ongoing”, “plan”, “potential”, “preliminary”, “project”, “restart”, “target” or “update”, or variations of such words and phrases and similar expressions or statements that certain actions, events or results “may”, “could”, “would” or “will” be taken, occur or be achieved or the negative connotation of such terms.

Such statements include, but may not be limited to: statements regarding 2024 guidance, outlook and expectations, including production, cash flow, costs including care and maintenance and reclamation costs, capital expenditures, depreciation, depletion and amortization, taxes and cash flows; exploration potential, budgets, focuses, programs, targets and projected exploration results; gold and copper prices; the timing and amount of future benefits and obligations in connection with the Additional Royal Gold Agreement; a Preliminary Economic Assessment at Mount Milligan Mine and any related evaluation of resources or a life of mine beyond 2035; a feasibility study regarding a potential restart of the Thompson Creek Mine; an initial resource estimate at the Goldfield Project including the success of exploration programs or metallurgical testwork; the Company’s strategic plan; increased gold production at Mount Milligan and the success of any metallurgical reviews including the blending of elevated pyrite bearing high-grade gold, low-grade copper ore and any recoveries thereof; the optimization program at Mount Milligan including any improvements to occupational health and safety, the mine and the plant and any potential costs savings resulting from the same; the expected gold production at Öksüt Mine in 2024; the new multi-year contract with the existing mining and hauling services provider at Öksüt Mine; royalty rates and taxes, including withholding taxes related to repatriation of earnings from Türkiye; project development costs at Thompson Creek Mine and the Goldfield Project; the decommissioning of the Kemess South TSF sedimentation pond and associated works; financial hedges; and other statements that express management’s expectations or estimates of future plans and performance, operational, geological or financial results, estimates or amounts not yet determinable and assumptions of management.

The Company cautions that forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company at the time of making such statements, are inherently subject to significant business, economic, technical, legal, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information.

Risk factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements in this document include, but are not limited to: (A) strategic, legal, planning and other risks, including: political risks associated with the Company’s operations in Türkiye, the USA and Canada; resource nationalism including the management of external stakeholder expectations; the impact of changes in, or to the more aggressive enforcement of, laws, regulations and government practices, including unjustified civil or criminal action against the Company, its affiliates, or its current or former employees; risks that community activism may result in increased contributory demands or business interruptions; the risks related to outstanding litigation affecting the Company; the impact of any sanctions imposed by Canada, the United States or other jurisdictions against various Russian and Turkish individuals and entities; potential defects of title in the Company’s properties that are not known as of the date hereof; the inability of the Company and its subsidiaries to enforce their legal rights in certain circumstances; risks related to anti-corruption legislation; Centerra not being able to replace mineral reserves; Indigenous claims and consultative issues relating to the Company’s properties which are in proximity to Indigenous communities; and potential risks related to kidnapping or acts of terrorism; (B) risks relating to financial matters, including: sensitivity of the Company’s business to the volatility of gold, copper, molybdenum and other mineral prices; the use of provisionally-priced sales contracts for production at the Mount Milligan Mine; reliance on a few key customers for the gold-copper concentrate at the Mount Milligan Mine; use of commodity derivatives; the imprecision of the Company’s mineral reserves and resources estimates and the assumptions they rely on; the accuracy of the Company’s production and cost estimates; persistent inflationary pressures on key input prices; the impact of restrictive covenants in the Company’s credit facilities which may, among other things, restrict the Company from pursuing certain business activities or making distributions from its subsidiaries; changes to tax regimes; the Company’s ability to obtain future financing; sensitivity to fuel price volatility; the impact of global financial conditions; the impact of currency fluctuations; the effect of market conditions on the Company’s short-term investments; the Company’s ability to make payments, including any payments of principal and interest on the Company’s debt facilities, which depends on the cash flow of its subsidiaries; the ability to obtain adequate insurance coverage; changes to taxation laws in the jurisdictions where the Company operates and (C) unanticipated ground and water conditions; risks related to operational matters and geotechnical issues and the Company’s continued ability to successfully manage such matters, including: the stability of the pit walls at the Company’s operations leading to structural cave-ins, wall failures or rock-slides; the integrity of tailings storage facilities and the management thereof, including as to stability, compliance with laws, regulations, licenses and permits, controlling seepages and storage of water, where applicable; periodic interruptions due to inclement or hazardous weather conditions or operating conditions and other force majeure events; the risk of having sufficient water to continue operations at the Mount Milligan Mine and achieve expected mill throughput; changes to, or delays in the Company’s supply chain and transportation routes, including cessation or disruption in rail and shipping networks, whether caused by decisions of third-party providers or force majeure events (including, but not limited to: labour action, flooding, landslides, seismic activity, wildfires, earthquakes, COVID-19, or other global events such as wars); lower than expected ore grades or recovery rates; the success of the Company’s future exploration and development activities, including the financial and political risks inherent in carrying out exploration activities; inherent risks associated with the use of sodium cyanide in the mining operations; the adequacy of the Company’s insurance to mitigate operational and corporate risks; mechanical breakdowns; the occurrence of any labour unrest or disturbance and the ability of the Company to successfully renegotiate collective agreements when required; the risk that Centerra’s workforce and operations may be exposed to widespread epidemic or pandemic; seismic activity, including earthquakes; wildfires; long lead-times required for equipment and supplies given the remote location of some of the Company’s operating properties and disruptions caused by global events; reliance on a limited number of suppliers for certain consumables, equipment and components; the ability of the Company to address physical and transition risks from climate change and sufficiently manage stakeholder expectations on climate-related issues; regulations regarding greenhouse gas emissions and climate change; significant volatility of molybdenum prices resulting in material working capital changes and unfavourable pressure on viability of the molybdenum business; the Company’s ability to accurately predict decommissioning and reclamation costs and the assumptions they rely upon; the Company’s ability to attract and retain qualified personnel; competition for mineral acquisition opportunities; risks associated with the conduct of joint ventures/partnerships; risk of cyber incidents such as cybercrime, malware or ransomware, data breaches, fines and penalties; and, the Company’s ability to manage its projects effectively and to mitigate the potential lack of availability of contractors, budget and timing overruns, and project resources.

Additional risk factors and details with respect to risk factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements contained in this document are set out in the Company’s latest 40-F/Annual Information Form and Management’s Discussion and Analysis, each under the heading “Risk Factors”, which are available on SEDAR+ (www.sedarplus.ca) or on EDGAR (www.sec.gov/edgar). The foregoing should be reviewed in conjunction with the information, risk factors and assumptions found in this document.

The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether written or oral, or whether as a result of new information, future events or otherwise, except as required by applicable law.

Non-GAAP and Other Financial Measures

This document contains “specified financial measures” within the meaning of NI 52-112, specifically the non-GAAP financial measures, non-GAAP ratios and supplementary financial measures described below. Management believes that the use of these measures assists analysts, investors and other stakeholders of the Company in understanding the costs associated with producing gold and copper, understanding the economics of gold and copper mining, assessing operating performance, the Company’s ability to generate free cash flow from current operations and on an overall Company basis, and for planning and forecasting of future periods. However, the measures have limitations as analytical tools as they may be influenced by the point in the life cycle of a specific mine and the level of additional exploration or other expenditures a company has to make to fully develop its properties. The specified financial measures used in this document do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other issuers, even as compared to other issuers who may be applying the World Gold Council (“WGC”) guidelines. Accordingly, these specified financial measures should not be considered in isolation, or as a substitute for, analysis of the Company’s recognized measures presented in accordance with IFRS.

Definitions

The following is a description of the non-GAAP financial measures, non-GAAP ratios and supplementary financial measures used in this document:

  All-in sustaining costs on a by-product basis per ounce is a non-GAAP ratio calculated as all-in sustaining costs on a by-product basis divided by ounces of gold sold. All-in sustaining costs on a by-product basis is a non-GAAP financial measure calculated as the aggregate of production costs as recorded in the condensed consolidated statements of (loss) earnings, refining and transport costs, the cash component of capitalized stripping and sustaining capital expenditures, lease payments related to sustaining assets, corporate general and administrative expenses, accretion expenses, asset retirement depletion expenses, copper and silver revenue and the associated impact of hedges of by-product sales revenue. When calculating all-in sustaining costs on a by-product basis, all revenue received from the sale of copper from the Mount Milligan Mine, as reduced by the effect of the copper stream, is treated as a reduction of costs incurred. A reconciliation of all-in sustaining costs on a by-product basis to the nearest IFRS measure is set out below. Management uses these measures to monitor the cost management effectiveness of each of its operating mines.
  All-in sustaining costs on a co-product basis per ounce of gold or per pound of copper, is a non-GAAP ratio calculated as all-in sustaining costs on a co-product basis divided by ounces of gold or pounds of copper sold, as applicable. All-in sustaining costs on a co-product basis is a non-GAAP financial measure based on an allocation of production costs between copper and gold based on the conversion of copper production to equivalent ounces of gold. The Company uses a conversion ratio for calculating gold equivalent ounces for its copper sales calculated by multiplying the copper pounds sold by estimated average realized copper price and dividing the resulting figure by estimated average realized gold price. For the second quarter ended June 30, 2024, 423 pounds of copper were equivalent to one ounce of gold. A reconciliation of all-in sustaining costs on a co-product basis to the nearest IFRS measure is set out below. Management uses these measures to monitor the cost management effectiveness of each of its operating mines.
  Sustaining capital expenditures and Non-sustaining capital expenditures are non-GAAP financial measures. Sustaining capital expenditures are defined as those expenditures required to sustain current operations and exclude all expenditures incurred at new operations or major projects at existing operations where these projects will materially benefit the operation. Non-sustaining capital expenditures are primarily costs incurred at ‘new operations’ and costs related to ‘major projects at existing operations’ where these projects will materially benefit the operation. A material benefit to an existing operation is considered to be at least a 10% increase in annual or life of mine production, net present value, or reserves compared to the remaining life of mine of the operation. A reconciliation of sustaining capital expenditures and non-sustaining capital expenditures to the nearest IFRS measures is set out below. Management uses the distinction of the sustaining and non-sustaining capital expenditures as an input into the calculation of all-in sustaining costs per ounce and all-in costs per ounce.
  All-in costs on a by-product basis per ounce is a non-GAAP ratio calculated as all-in costs on a by-product basis divided by ounces sold. All-in costs on a by-product basis is a non-GAAP financial measure which includes all-in sustaining costs on a by-product basis, exploration and study costs, non-sustaining capital expenditures, care and maintenance and other costs. A reconciliation of all-in costs on a by-product basis to the nearest IFRS measures is set out below. Management uses these measures to monitor the cost management effectiveness of each of its operating mines.
  Adjusted net earnings (loss) is a non-GAAP financial measure calculated by adjusting net (loss) earnings as recorded in the condensed consolidated statements of (loss) earnings for items not associated with ongoing operations. The Company believes that this generally accepted industry measure allows the evaluation of the results of income-generating capabilities and is useful in making comparisons between periods. This measure adjusts for the impact of items not associated with ongoing operations. A reconciliation of adjusted net (loss) earnings to the nearest IFRS measures is set out below. Management uses this measure to monitor and plan for the operating performance of the Company in conjunction with other data prepared in accordance with IFRS.
  Free cash flow (deficit) is a non-GAAP financial measure calculated as cash provided by operating activities from continuing operations less property, plant and equipment additions. A reconciliation of free cash flow to the nearest IFRS measures is set out below. Management uses this measure to monitor the amount of cash available to reinvest in the Company and allocate for shareholder returns.
  Free cash flow (deficit) from mine operations is a non-GAAP financial measure calculated as cash provided by mine operations less property, plant and equipment additions. A reconciliation of free cash flow from mine operations to the nearest IFRS measures is set out below. Management uses this measure to monitor the degree of self-funding of each of its operating mines and facilities.

Certain unit costs, including all-in sustaining costs on a by-product basis (including and excluding revenue-based taxes) per ounce, are non-GAAP ratios which include as a component certain non-GAAP financial measures including all-in sustaining costs on a by-product basis which can be reconciled as follows:

	Three months ended June 30,
	Consolidated		Mount Milligan		Öksüt
(Unaudited - $millions, unless otherwise specified)	2024	2023	2024	2023	2024	2023
Production costs attributable to gold	72.4	51.3	34.6	47.0	37.8	4.3
Production costs attributable to copper	28.8	29.3	28.8	29.3	—	—
Total production costs excluding Molybdenum BU segment, as reported	101.2	80.6	63.4	76.3	37.8	4.3
Adjust for:
Third party smelting, refining and transport costs	2.4	3.2	2.2	3.2	0.2	—
By-product and co-product credits	(46.5)	(34.7)	(46.3)	(34.7)	(0.2)	—
Adjusted production costs	57.1	49.1	19.3	44.8	37.8	4.3
Corporate general administrative and other costs	10.8	10.2	0.2	—	0.2	—
Reclamation and remediation - accretion (operating sites)	2.3	1.1	0.5	0.6	1.8	0.5
Sustaining capital expenditures	26.3	20.6	17.4	13.3	8.8	7.3
Sustaining leases	1.6	1.4	1.3	1.3	0.3	0.1
All-in sustaining costs on a by-product basis	98.1	82.4	38.7	60.0	48.9	12.2
Exploration and evaluation costs	13.2	18.6	2.5	0.9	0.2	0.5
Non-sustaining capital expenditures(1)	0.2	1.8	—	—	—	—
Care and maintenance and other costs	8.5	7.3	1.3	—	—	4.7
All-in costs on a by-product basis	120.0	110.0	42.6	60.9	49.1	17.4
Ounces sold (000s)	83.3	48.2	31.4	37.5	51.9	10.7
Pounds sold (millions)	11.7	12.8	11.7	12.8	—	—
Gold production costs ($/oz)	870	1,066	1,102	1,255	729	404
All-in sustaining costs on a by-product basis ($/oz)	1,179	1,711	1,234	1,599	943	1,143
All-in costs on a by-product basis ($/oz)	1,442	2,284	1,356	1,624	947	1,625
Gold - All-in sustaining costs on a co-product basis ($/oz)	1,260	1,656	1,449	1,529	943	1,143
Copper production costs ($/pound)	2.47	2.28	2.46	2.28	n/a	n/a
Copper - All-in sustaining costs on a co-product basis ($/pound)	3.21	2.77	3.21	2.77	n/a	n/a

Certain unit costs, including all-in sustaining costs on a by-product basis (including and excluding revenue-based taxes) per ounce, are non-GAAP ratios which include as a component certain non-GAAP financial measures including all-in sustaining costs on a by-product basis which can be reconciled as follows:

	Six months ended June 30,
	Consolidated		Mount Milligan		Öksüt
(Unaudited - $millions, unless otherwise specified)	2024	2023	2024	2023	2024	2023
Production costs attributable to gold	150.4	94.6	77.8	90.3	72.6	4.3
Production costs attributable to copper	58.6	70.6	58.6	70.6	—	—
Total production costs excluding Molybdenum BU segment, as reported	209.0	165.2	136.4	160.9	72.6	4.3
Adjust for:
Third party smelting, refining and transport costs	5.1	5.0	4.6	5.0	0.5	—
By-product and co-product credits	(97.0)	(89.2)	(96.8)	(89.2)	(0.2)	—
Adjusted production costs	117.1	81.0	44.2	76.7	72.9	4.3
Corporate general administrative and other costs	20.4	24.9	0.2	0.1	0.4	—
Reclamation and remediation - accretion (operating sites)	4.9	2.1	1.2	1.2	3.7	0.9
Sustaining capital expenditures	42.0	25.5	21.5	15.1	20.1	10.4
Sustaining lease payments	3.2	2.8	2.7	2.5	0.5	0.3
All-in sustaining costs on a by-product basis	187.6	136.3	69.8	95.6	97.6	15.9
Exploration and study costs	21.0	33.8	3.0	1.3	0.4	0.9
Non-sustaining capital expenditures	0.6	1.8	—	—	—	—
Care and maintenance and other costs	14.1	20.2	2.6	—	—	14.2
All-in costs on a by-product basis	223.3	192.1	75.4	96.9	98.0	31.0
Ounces sold (000s)	187.6	87.1	76.5	76.5	111.0	10.7
Pounds sold (millions)	27.3	28.2	27.3	28.2	—	—
Gold production costs ($/oz)	802	1,085	1,017	1,181	653	404
All-in sustaining costs on a by-product basis ($/oz)	1,001	1,564	912	1,250	879	1,484
All-in costs on a by-product basis ($/oz)	1,191	2,205	985	1,267	882	2,896
Gold - All-in sustaining costs on a co-product basis ($/oz)	1,125	1,635	1,216	1,330	879	1,484
Copper production costs ($/pound)	2.14	2.51	2.15	2.51	n/a	n/a
Copper - All-in sustaining costs on a co-product basis ($/pound)	2.55	2.81	2.55	2.81	n/a	n/a

Adjusted net earnings (loss) is a non-GAAP financial measure and can be reconciled as follows:

	Three months ended June 30,		Six months ended June 30,
($millions, except as noted)	2024	2023	2024	2023
Net earnings (loss)	$37.7	$(39.7)	$104.1	$(113.1)
Adjust for items not associated with ongoing operations:
Unrealized loss on financial assets relating to the Additional Royal Gold Agreement	7.4	—	8.9	—
Unrealized foreign exchange loss (gain)(1)	5.5	—	(3.4)	—
Transaction costs related to the Additional Royal Gold Agreement	—	—	2.5	—
Income and mining tax adjustments(2)	1.9	5.7	(4.9)	10.7
Transaction costs related to the Additional Royal Gold Agreement	—	—	2.5	—
Unrealized gain on marketable securities	(1.0)	—	0.6	—
Reclamation (recovery) expense at the Molybdenum BU sites and the Kemess Project	(5.1)	(8.3)	(30.1)	7.3
Adjusted net earnings (loss)	$46.4	$(42.3)	$77.7	$(95.1)

Net earnings (loss) per share - basic	$0.18	$(0.18)	$0.49	$(0.52)
Net earnings (loss) per share - diluted	$0.18	$(0.18)	$0.47	$(0.52)
Adjusted net earnings (loss) per share - basic	$0.23	$(0.20)	$0.36	$(0.44)
Adjusted net earnings (loss) per share - diluted	$0.23	$(0.20)	$0.36	$(0.43)

(1)	Effect of the foreign exchange movement on the reclamation provision at the Endako Mine and Kemess Project and on the income tax payable and royalty payable related to the Öksüt Mine.
(2)	Income tax adjustments reflect the impact of foreign currency translation on deferred income taxes at the Öksüt Mine and the Mount Milligan Mine and the impact of a one-time income tax levied by the Turkish government in the prior period.

Free cash flow (deficit) is a non-GAAP financial measure and can be reconciled as follows:

	Three months ended June 30,
	Consolidated		Mount Milligan		Öksüt		Molybdenum		Other
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Cash provided by (used in) operating activities(1)	$2.6	$33.4	$29.0	$21.6	$(2.1)	$7.7	$(8.2)	$30.7	$(16.1)	$(26.6)
Deduct:
Property, plant & equipment additions	(29.6)	(22.8)	(15.5)	(12.8)	(8.8)	(7.3)	(4.9)	(0.1)	(0.4)	(2.6)
Free cash flow (deficit)	$(27.0)	$10.6	$13.5	$8.8	$(10.9)	$0.4	$(13.1)	$30.6	$(16.5)	$(29.2)

(1)	As presented in the Company’s condensed consolidated statements of cash flows.

	Six months ended June 30,
	Consolidated		Mount Milligan		Öksüt		Molybdenum		Other
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Cash provided by (used in) operating activities	$102.0	$(66.4)	$59.0	$49.2	$99.3	$(13.1)	$(14.7)	$(45.9)	$(41.6)	$(56.6)
Deduct:
Property, plant & equipment additions	(47.8)	(28.9)	(21.4)	(15.8)	(20.1)	(10.4)	(5.8)	(0.1)	(0.5)	(2.6)
Free cash flow (deficit)	$54.2	$(95.3)	$37.6	$33.4	$79.2	$(23.5)	$(20.5)	$(46.0)	$(42.1)	$(59.2)

Sustaining capital expenditures and non-sustaining capital expenditures are non-GAAP measures and can be reconciled as follows:

	Three months ended June 30,
	Consolidated		Mount Milligan		Öksüt		Molybdenum		Other
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Additions to PP&E(1)	$37.9	$20.8	$18.8	$11.8	$9.0	$7.0	$9.6	$0.1	$0.5	$1.9
Adjust for:
Costs capitalized to the ARO assets	1.1	2.1	0.9	1.2	0.2	0.9	—	—	—	—
Costs capitalized to the ROU assets	(2.0)	0.2	(1.8)	0.2	(0.1)	—	—	—	(0.1)	—
Other(2)	(0.7)	(0.6)	(0.5)	0.1	(0.3)	(0.6)	—	—	0.1	(0.1)
Capital expenditures	$36.3	$22.5	$17.4	$13.3	$8.8	$7.3	$9.6	$0.1	$0.5	$1.8
Sustaining capital expenditures	30.6	20.7	17.4	13.3	8.8	7.3	4.4	0.1	—	—
Non-sustaining capital expenditures	5.7	1.8	—	—	—	—	5.2	—	0.5	1.8

(1)	As presented in note 16 of the Company’s condensed consolidated interim financial statements.
(2)	Includes reclassification of insurance and capital spares from supplies inventory to PP&E.

	Six months ended June 30,
	Consolidated		Mount Milligan		Öksüt		Molybdenum		Other
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Additions to PP&E(1)	$53.2	$28.8	$19.6	$16.1	$21.6	$10.7	$10.5	$0.1	$1.5	$1.9
Adjust for:
Costs capitalized to the ARO assets	2.7	(0.8)	4.1	(0.6)	(0.9)	(0.2)	—	—	(0.5)	—
Costs capitalized to the ROU assets	(2.8)	0.1	(1.8)	0.1	(0.6)	—	—	—	(0.4)	—
Other(2)	—	(0.7)	(0.4)	(0.5)	—	(0.1)	—	—	0.4	(0.1)
Capital expenditures	$53.1	$27.4	$21.5	$15.1	$20.1	$10.4	$10.5	$0.1	$1.0	$1.8
Sustaining capital expenditures	46.8	25.6	21.5	15.1	20.1	10.4	4.9	0.1	0.3	—
Non-sustaining capital expenditures	6.3	1.8	—	—	—	—	5.6	—	0.7	1.8

(1)	As presented in note 16 of the Company’s consolidated financial statements.
(2)	Includes reclassification of insurance and capital spares from supplies inventory to PP&E.